

50 30-04
11-30-04

11-30-2004
AM 1130

04014271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 6 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 35165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __09/01/03__ AND ENDING __08/31/04__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__2860 CYPRESS CIRCLE__
(No. and Street)

__WICHITA__　　　　　　　__KS__　　　　　　　__67226__
(City)　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC S. NAMEE　　　　　　　　　　　　　　(316) 267-2000
　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name – if individual, state last, first, middle name)

345 RIVERVIEW, STE 504	WICHITA	KS	67203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __ERIC S. NAMEE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BUSADA ADVISORY SERVICES, INC.__ , as of __AUGUST 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

Notary Public

MARY K. CALISTI
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. _03/18/0_

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Busada Advisory Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Busada Advisory Services, Inc. (the Company), for the year ended August 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

Busada Advisory Services, Inc.
Page 2
September 28, 2004

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

September 28, 2004

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended August 31, 2004

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statement of financial condition of Busada Advisory Services, Inc. as of August 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. at August 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson LLC

September 28, 2004

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
August 31, 2004

ASSETS

CURRENT ASSETS
   Cash $ 28,908
   Commissions receivable   1,677

                TOTAL CURRENT ASSETS   30,585

PROPERTY AND EQUIPMENT
   Office equipment and furniture   20,962
   Less accumulated depreciation   15,142
                                             5,820

                                        $ 36,405

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Payroll taxes payable $ 1,490
   Accrued expenses   19,006
   Income taxes payable   250

              TOTAL CURRENT LIABILITIES   20,746

DEFERRED INCOME TAXES   1,071

STOCKHOLDERS' EQUITY
   Common stock, no par value, 500
      shares authorized, 300 issued
      and outstanding
   Retained earnings   6,000
                                          8,588
                                      14,588

                                        $ 36,405

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF INCOME
For the year ended August 31, 2004

REVENUES		
Commissions		$ 132,424
Interest		19
	TOTAL REVENUES	132,443
EXPENSES		
Depreciation		2,806
Other operating expenses		127,704
		130,510
NET INCOME BEFORE INCOME TAXES		1,933
INCOME TAX EXPENSE		733
	NET INCOME	$ 1,200

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended August 31, 2004

| | Common Stock | | Retained | Total Stockholders' |
	Shares	Amount	Earnings	Equity
Balance at September 1, 2003	300	$ 6,000	$ 7,388	$ 13,388
Net Income			1,200	1,200
Balance at August 31, 2004	300	$ 6,000	$ 8,588	$ 14,588

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended August 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 1,200
Adjustments to reconcile net income
  to net cash provided by operating activities
   Depreciation 2,806
   Increase in commissions receivable 629
   Increase in accrued expenses 13,590
   Increase in deferred income taxes 30
      NET CASH PROVIDED BY
      OPERATING ACTIVITIES 18,255

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment (2,433)
      NET CASH USED BY
      INVESTING ACTIVITIES (2,433)

      NET INCREASE IN CASH 15,822

CASH AT BEGINNING OF YEAR 13,086

      CASH AT END OF YEAR $ 28,908

SUPPLEMENTAL DISCLOSURES
Income taxes paid $ 700

See accompanying notes.

BUSADA ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History and Business Activity

Busada Advisory Services, Inc. (The Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle to upper-income individuals in these states.

Revenue and Expense Recognition

Commission revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended August 31, 2004, cash and cash equivalents consisted of a demand deposit account and a money market account.

Property and Equipment

Property assets are stated at cost. Depreciation of tangible assets is provided using the straight-line method over the estimated useful lives of the related assets.

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Maintenance and repairs are charged to expense as incurred. Renewals and betterments extending the estimated lives of assets are capitalized.

BUSADA ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

For the year ended August 31, 2004, provision for income taxes has been made in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUBORDINATED BORROWINGS

No subordinated liabilities existed at any time during the year ended August 31, 2004.

NOTE C - DEPRECIATION OF PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2004 was $2,806.

NOTE D - RETIREMENT PLAN

The Company maintains a simplified employee pension account for its employee. The Company contributes 25% of gross wages to the participating employee's IRA account. Contributions totaled $18,875 for the year ended August 31, 2004.

BUSADA ADVISORY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE E - INCOME TAXES

Deferred income taxes represents the tax liability related to the temporary differences for income and expense recognition between financial statement reporting and income tax reporting. A provision is made for the estimated taxes, at current rates, which will be paid or reduced in the future because of these temporary differences and has been classified as long-term.

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment for tax purposes and the straight-line method for book purposes.

Income tax expense consists of the following as of August 31, 2004:

Current - State	$ (703)
Deferred - Federal	(30)
	$ (733)

NOTE F - OPERATING LEASE AGREEMENTS

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $18,000 for the year ended August 31, 2004.

NOTE G - SIGNIFICANT COMMISSION REVENUE

For the year ended August 31, 2004, commission revenue from two mutual fund companies accounted for 99.43% of total commission revenue.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2004, the Company had net capital of $8,617, which was $3,617 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.53 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2004

Net capital		
Total stockholders' equity qualified for net capital	$	14,588
Deduct stockholders' equity not allowable		
for net capital		5,820
Net capital before haircuts		8,768
Haircuts on securities		
Money market ($7,547 at 2%)		151
Net capital	$	8,617
Aggregate indebtedness		
Accrued expenses	$	21,817
Total aggregate indebtedness	$	21,817
Computation of basic net capital requirement		
Minimum dollar requirement	$	5,000
Excess net capital	$	3,617
Excess net capital at 1000%		
(net capital - 10% of aggregate indebtedness)	$	6,435
Ratio: Aggregate indebtedness to net capital		2.53

There are no material differences from the Company's computation (included in Part II of Form X-17A-5 as of August 31, 2004), and therefore, a reconciliation is not presented.

BUSADA ADVISORY SERVICES, INC.
SCHEDULE II - EXEMPTION UNDER RULE 15c3-3
As of August 31, 2004

The Company claims exemption from Rule 15c3-3 under rule section (k)(1) - Limited business (mutual funds and/or variable annuities only).